UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2016.	Commission File Number: 001-14446

The Toronto-Dominion Bank

 (Translation of registrant's name into English)

c/o General Counsel’s Office

P.O. Box 1, Toronto Dominion Centre,

Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is hereby incorporated by reference into the registration statement of The Toronto-Dominion Bank on Form F-3 (Registration Number 333-197364).

The Toronto-Dominion Bank (the “Registrant”) has filed a Registration Statement on Form F-3 (File No. 333-197364) (the “Registration Statement”) under the Securities Act of 1933 registering its senior debt securities (the “Securities”) that may be offered from time to time. Morrison & Foerster LLP withdrew their consents included in their legal opinion as to the legality of certain Securities filed as Exhibit 5.3, and their tax opinion as to certain matters filed as Exhibit 8.1, to the Registration Statement, effective May 5, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: May 19, 2016	By:	/s/ Cynthia Sargeant
	Name:	Cynthia Sargeant
	Title:	Associate Vice President, Legal